CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment

Investor Fact Sheet

Ticker Symbol:
NASDAQ:CEMI
www.chembio.com

Business Summary & Investment Highlights

Chembio Diagnostics, Inc. (Chembio), through its wholly-owned subsidiary Chembio Diagnostic Systems, Inc., develops, manufactures, licenses and markets point-of-care testing (POCT) products. Chembio created and patented a new revolutionary technology called Dual Path Platform (DPP®). The technology is addressing critical market requirements in the infectious diseases testing market and other growing markets. Products under development, both OEM and branded, are anticipated to create significant new revenue streams that will add to Chembio's core business of rapid HIV tests.

- Ten Consecutive Years of Double Digit Revenue Growth and Five Consecutive Years of Profitability
- Strategy is to create core business of public health products to be complemented by OEM and selected out-licensing opportunities.
- Robust pipeline of POCT products for infectious diseases based on Chembio's patented DPP® technology.
- Products developed on DPP® platform include oral fluid HIV test approved by FDA in December 2012. Unique multiplex HIV-Syphilis test will be undergoing US FDA regulatory evaluations in 2014. Several other products and collaborations in pipeline.
- Commercial Activities in North America, South America, Europe, Africa and Asia Ongoing to Address Growing Global Market for POCTs

Selected Financial Information

Stock Information as of 4/30/14

Ticker Symbol	NASDAQ: CEMI
Price 4/30/14	$3.070
52 Week High	$5.321
52 Week Low	$2.980
Outstanding Shares (MM)	9.47
Market Capitalization (MM)	$29.08
Fully Diluted (FD) Shares (MM)	10.24
Management Holding-FD (MM)	0.66
Ave. Daily Vol. (3 Mos)	48,000

Major Beneficial Holders	Beneficial Shares Owned (000s)
Lawrence Siebert	840
Wellington Management Company, LLP	671
Norman H. Pessin	450

Balance Sheet Data ($000s)	Dec'14	Dec. '13
Cash	$9,087	$9,650
Accts. Receivable	3,370	4,592
Inventories	3,605	3,189
Other Current Assets	1,119	1,100
Total Current Assets	17,181	18,531
Net Fixed Assets	1,872	1,978
Other Assets	4,392	3,978
Total Assets	23,445	24,487
Total Current Liab.	3,268	4,310
Total Other Liab.	-	-
Total Liabilities	3,268	4,310
Stockholders' Equity	20,177	20,177
Total Liabilities & Stockholders' Equity	$23,445	$24,487



Selected Comparative Historical Financial Data

$(000s)	For the Quarter End Q1'14	For the Quarter End Q1'13	For the Years Ended 2013	For the Years Ended 2012	For the Years Ended 2011	For the Years Ended 2010
Total Revenues	$5,813	$6,678	$29,550	$25,611	$19,388	$16,705
Cost of sales	3,540	3,984	17,249	14,821	9,998	8,604
Gross Profit	2,273	2,694	12,301	10,790	9,390	8,101
	39.1%	40.3%	41.6%	42.1%	48.4%	48.5%
R&D Expense	1,198	1,045	5,834	4,486	4,878	2,586
SG&A Expense	1,458	1,162	5,461	4,852	3,424	2,941
Operating Income (Loss)	(383)	487	1,006	1,452	1,088	2,574
Other Inc. (Expense)	2	1	13	(1)	(12)	(15)
Net Income (Loss)	(381)	488	1,019	1,451	1,076	2,559
Inc. Tax (Ben.) Prov.	(156)	171	487	509	(5,133)	-
Net Income (Loss)	$(225)	$317	$532	$942	$6,209	$2,559
Net Income (Loss) - per Share	(0.02)	0.04	0.06	0.11	0.73	0.29
Wt. Avg. No. Shares (Millions)	9.339	8.699	9.520	8.615	8.556	8.865
Working capital	$13,912	$8,021	$14,221	$7,630	$6,134	$4,560
Total assets	23,445	17,473	24,487	17,335	15,486	9,086
Total liabilities	3,268	3,213	4,310	3,460	2,991	3,227
Equity	20,177	14,260	20,177	13,875	12,495	5,809

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
Ph. 631-924-1135
Fax 631-924-2065
www.chembio.com

Investor Relations
Vida Strategic Partners
Stephanie C. Diaz
(415) 675-7401
sdiaz@vidasp.com

Company Contact
Susan Norcott
631-924-1135 x125
Snorcott@chembio.com













CHEMBIO
DIAGNOSTICS, INC.
Rapid Tests for Earlier Treatment

2
Tampão
DPP® HIV 1/2
CONFIRMACÃO
ID
12345C
1
Bio-Manguinhos
under license from
CHEMBIO
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
Buffer
T C
ID
1
Sample + Buffer
CHEMBIO
2
Buffer
DPP® SYPHILIS
SCREEN & CONFIRM
ID
1 Trep
2 Nontrep
C
Sample + Buffer
1
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

2
DPP®
Buffer
12345678C
ID
1
Sample + Buffer
CHEMBIO

Chembio's Dual Path Platform (DPP®)
Patented in 2007

DPP® Technology

Competitive Advantages For POC Testing

- **Improved Sensitivity** - enabled by more efficient binding method
- **Easier Multiplexing** - due to even and direct distribution of sample to multiple test lines
- **Enhanced Sample Control** - as result of independent sample migration path
- **Clearer Results** - efficient binding allows for improved functionality of instruments for reading and reporting of qualitative or quantitative results

Clearview HIV 1/2 STAT-PAK™
WAIVED
NON-WAIVED
Clearview COMPLETE HIV 1/2

Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Alere North America, Inc.

Senior Management Team

John J. Sperzel, President & CEO: 25+ years of leadership in the POC Diagnostics market

Richard J. Larkin, CFO: 25+ years of leadership in Finance and Administration

Sharon Klugewicz, COO: 20+ years of leadership in Operations, Marketing, QA/RA

Javan Esfandiari, Sr. VP R&D: 15+ years developing POC IVD tests and inventor of DPP technology

Michael Steele, VP Sales/Marketing/BD: 20+ years of commercial operations and BD IVD market

Tom Ippolito, VP RA: 20+ years of Quality and Regulatory leadership in IVD and Pharma

Independent Directors

Katherine L, Davis (Chairman): -former Lieutenant Governor of the state of Indiana

Barbara DeBuono, MD, MPH: - former NY Commissioner of Health and RI Director of Health

Peter Kissinger, Ph.D.: - founder of numerous biotechnology / biomedical companies

Gary Meller, MD, MBA: - broad experience in medical and information technology